Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Reporting Issuer

Poly-Pacific International Inc.

201 Shelby Street

Nanaimo, British Columbia

V9R 2R2

Item 2.

Date of Material Change

June 20, 2007

Item 3.

News Release

Poly-Pacific International Inc. (the “Corporation”) issued a press release at Edmonton, Alberta on June 20, 2007.

Item 4.

Summary of Material Change

On June 20, 2007, the Corporation announced that it had purchased all of the issued and outstanding shares owned by the shareholders of Polyran Reclamation Inc. (“Poly Ran”). The purchase was made through issuing common shares of the Corporation on a pro-rata basis to the shareholders of Poly Ran.

Item 5.

Full Description of Material Change

The Corporation announced that it had purchased all of the issued and outstanding shares owned by the shareholders of Poly Ran. In consideration for the shares of Poly Ran, the Corporation has issued an aggregate of 7,999,996 of its common shares pro rata to the shareholders of Poly Ran. The acquisition of the Poly Ran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange and is subject to the Exchange’s final approval.

Poly Ran owns a 30% interest in a nylon reclamation site located near the City of Kingston in Ontario: the McAdoo site. The Corporation owns the remaining 70% interest in the same site. The net result of the acquisition will be to consolidate the interests of the companies in the reclamation site and to effectively cancel out the Corporation’s loan from Poly Ran in the sum of $600,000.

Item 6.

Reliance on Subsection 7.1(2) or (3) of the National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officer

The name and business numbers of the executive officer of Poly-Pacific International Inc., who is knowledgeable of the material change and this report is:Randy Hayward, President and Chief Executive Officer Telephone: (250) 755-7725 Fax: (250) 755-7711

Item 9.

Date of Report

DATED this 22nd day of June 2007 at the City of Calgary, in the Province of Alberta.

Signed “Randy Hayward”

Randy Hayward

President and Chief Executive Officer